Mail Stop 3561

December 17, 2007

John D. Olinski
Chief Executive Officer
IndyMac MBS, Inc.
Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A
155 North Lake Avenue
Pasadena, California 91101

Re: Home Equity Mortgage Loan Asset-Backed Trust, Series INDS 2006-A
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-132042-11

Dear Mr. Olinski,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director